UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS (Exact name of registrant as specified in its charter) BRAZILIAN PETROLEUM CORPORATION – PETROBRAS (Translation of registrant’s name into English)

Avenida República do Chile, 65 20035-900 – Rio de Janeiro – RJ, Brazil (55-21) 3224-4477 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

We are attaching hereto new material information about Petróleo Brasileiro S.A. – Petrobras that has been made available to potential investors in a preliminary prospectus supplement, dated as of September 3, 2010 that Petrobras filed with the Securities and Exchange Commission under Rule 424(b)(2) in connection with a global offering of its shares, including shares in the form of ADSs.

SUMMARY

This summary highlights key information described in greater detail elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all of the information you should consider before investing in the shares and ADSs. You should read carefully the entire prospectus supplement, the accompanying prospectus including “Risk Factors” and the documents incorporated by reference herein, which are described under “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”

In this prospectus supplement, unless the context otherwise requires or as otherwise indicated, references to “Petrobras” mean Petróleo Brasileiro S.A. – Petrobras and its consolidated subsidiaries taken as a whole. Terms such as “we”, “us” and “our” generally refer to Petrobras, unless the context requires otherwise or as otherwise indicated.

Overview

We are the fourth-largest energy company in the world in terms of market value, with a market capitalization of U.S.$199.2 billion as of December 31, 2009, according to PFC Energy, an energy consultancy. We are also the largest holder of rights to explore oil and gas blocks in Brazil, according to the National Petroleum, Natural Gas and Biofuels Agency (ANP), with exploration rights to 225 blocks as of December 31, 2009. Our oil and natural gas production was 2.3 million barrels of oil equivalent per day for 2009, an increase of 4.3% over 2008, and 2.1 million barrels of oil equivalent per day for the first six months of 2010, an increase of 3.1% over the corresponding period of 2009. In 2009, we had sales of U.S.$115.9 billion and net income of U.S.$15.5 billion. In the first six months of 2010, we had sales of U.S.$71.5 billion, an increase of 43.4% over the corresponding period of 2009, and net income of U.S.$8.6 billion, an increase of 29.2% over the corresponding period of 2009.

We are world leaders in the exploration and production of oil from deep water and ultra-deep water reservoirs, accounting for approximately 20.0% of worldwide production from deep and ultra-deep water fields according to PFC Energy. We believe that our leading position is a result of the quality of our business initiatives, which reflect our ability to successfully develop and implement new technologies and procedures for the exploration and production of oil and natural gas. These initiatives contributed significantly to our current position as one of the most respected energy companies in the world, and an international leader in innovation and research.

Since 1963, we have fostered a culture of innovation, research and development through our research center, Cenpes (Leopoldo Américo Miguez de Mello Research and Development Center). We have, for example:

•	introduced the world’s first floating production, storage and offloading unit (FPSO) with a round hull in 2007, minimizing the effects of waves and increasing the safety of our operations;

•	set the Brazilian record for ultra-deep water drilling, with a 6,915 meter (22,687 foot) deep well in the Santos Basin in 2005; and

•	developed pioneering technology for the exploration and production of oil and natural gas in deep waters, placing us in a unique position worldwide, particularly with the discovery and development of deep water production fields in the Campos Basin. Our first great discovery in the Campos Basin — the Garoupa field — occurred in 1974, with commercial production beginning in 1979 through an early production system.

We are a state-controlled company active in the energy sector for 57 years, with a strategic presence in 27 countries across five continents as of June 30, 2010. Our integrated operations include exploration, production, refining, logistics, commercialization and transportation of oil, oil products and natural gas, in addition to electric power, biofuels and other renewable sources of energy. Our activities comprise five business segments and our corporate segment:

•	Exploration and Production. This is our principal business segment, and encompasses oil and natural gas exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to the Gas and Power segment and sales of oil products produced at natural gas processing plants. According to the ANP, we were responsible for approximately 98.5% of Brazil’s total production of oil and natural gas in 2009.

•	Refining, Transportation and Marketing. This segment comprises Petrobras’ downstream activities in Brazil, including refining, logistics, transportation, export and purchase of crude oil, as well as the purchase and sale of oil products and ethanol. Additionally, this segment includes the petrochemical division, which includes investments in domestic petrochemical companies. As of June 30, 2010, we operated 92.0% of Brazil’s total refining capacity in Brazil.

•	Gas and Power. This segment consists primarily of the purchase, sale and transportation and distribution of natural gas produced in or imported into Brazil. This segment also includes Petrobras’ participation in domestic natural gas transportation, natural gas distribution, thermoelectric power generation and two domestic fertilizer plants. The Gas and Power segment has included results from our fertilizer operations since January 1, 2010. In prior years, the results from our fertilizer operations were included in our Refining, Transportation and Marketing segment.

•	Distribution. This segment encompasses the oil product and ethanol distribution activities conducted by Petrobras’ majority owned subsidiary, Petrobras Distribuidora S.A. – BR (Petrobras Distribuidora), in Brazil. Petrobras Distribuidora is the largest oil products distributor in Brazil, with a market share of 38.6% and 38.7%, in 2009 and June 30, 2010, respectively, according to the ANP. As of June 30, 2010, Petrobras Distribuidora had approximately 7,000 service stations in Brazil.

•	International. This segment comprises Petrobras’ international activities conducted in 26 countries outside Brazil, which include exploration and production, refining, transportation and marketing, distribution and gas and power.

•	Corporate. This segment includes activities not attributable to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to Petrobras’ pension and health care plans for inactive participants. Our Corporate segment also includes our bio-renewables operations, including the results of our subsidiary Petrobras Biocombustível.

Petrobras’ principal executive office is located at Avenida República do Chile, 65, 20031-912  Rio de Janeiro RJ, Brazil, and its telephone number is (55-21) 3224-4477.

The following charts present the breakdown of our net operating revenues by business segment for 2009 and for the first six months of 2010. The percentages below represent the net operating revenues of our segments before eliminations, including sales to Petrobras and our affiliates and third parties.

For additional information about our business segments, see our annual report on Form 20-F for the year ended December 31, 2009 and “Summary Consolidated Financial Data” below.

Our domestic oil and gas exploration and production is concentrated in basins located along the Brazilian coast and in the State of Amazonas, and our primary focus is on three major offshore basins: Campos, Santos and Espírito Santo, which also include pre-salt reservoirs.

•	Campos Basin. The Campos Basin is the most prolific oil and gas basin in Brazil as measured by proved hydrocarbon reserves and annual production. The Campos Basin is our largest oil- and gas-producing region, representing 84.2% of our total production in Brazil in 2009, and includes a vast portfolio of production projects still being developed. At December 31, 2009, we held proved crude oil reserves in the Campos Basin representing 90.0% of our total proved crude oil reserves in Brazil, and natural gas reserves in the Campos Basin representing 53.0% of our total natural gas proved reserves in Brazil. We expect our future new-source production projects in the Campos Basin to be in deep water oil fields, where we are currently developing eight major production projects. On September 1, 2008, we initiated production in the first exploratory well of the pre-salt layer of the Jubarte field in the Campos Basin. On May 29, 2010, we began pre-salt operations at an additional exploratory well in the Baleia Branca field in the Campos Basin.

•	Santos Basin. The Santos Basin is one of the most promising exploration areas offshore Brazil. In recent years, we made several shallow water discoveries in post-salt layers, particularly of natural gas, as well as deepwater discoveries of high quality crude oil in pre-salt layers. In May 2009, we initiated an extended well test (EWT) in the Tupi region using the FPSO Cidade de São Vicente, the first unit to produce oil from the pre-salt reservoirs of the Santos Basin.

•	Espírito Santo Basin. In recent years, we have discovered high quality light oil and natural gas in the post-salt layers of the Espírito Santo Basin. We intend to increase production from this basin in the near term, particularly of natural gas. For example, in 2009, we began operations in FPSO Cidade de São Mateus, with capacity to produce 25 thousand barrels of oil per day and 10 million cubic meters of natural gas per day. In addition to our recent discoveries in the post-salt layers, we are also concentrating our resources on the exploration of pre-salt reservoirs in the Espírito Santo Basin.

•	Pre-salt Reservoirs. In recent years, we have focused our offshore exploration efforts on pre-salt reservoirs located in a region approximately 800 km (497 miles) long and 200 km (124 miles) wide stretching from the Campos to the Santos basins. As of December 31, 2009, we have drilled 41 exploration wells in this region, 85.0% of which have yielded discoveries of hydrocarbon resources. Our existing concessions in this area cover approximately 24.0% (35,739 km2 or 8.8 million acres) of the pre-salt areas, with an additional 4.0% (6,000 km2 or 1.5 million acres) under concession to other oil companies for exploration. The remaining 72.0% (107,230 km2 or 26.5 million acres) of the pre-salt region is not yet under government concession, and the licensing of new pre-salt concessions is contingent on the outcome of a regulatory review by the Brazilian federal government. As described below, we have concluded an agreement with the Brazilian federal government under which we will receive rights to explore and produce oil, natural gas and other fluid hydrocarbons in pre-salt areas not currently under concession. Under legislation currently under consideration in the Brazilian Congress, we would also become the exclusive operator in all pre-salt areas not yet under concession and would be granted a minimum interest to be established by the National Energy Policy Council (CNPE) that would be not less than 30% in all pre-salt blocks not yet under concession.

•	Other Basins. We hold exploration and production rights in the basins of Alagoas, Amazonas, Barreirinhas, Camamu-Almada, Ceará, Foz do Amazonas, Jequitinhonha, Mucuri, Pará-Maranhão, Parecis, Parnaíba, Pelotas, Pernambuco-Paraíba, Potiguar, Recôncavo, Rio do Peixe, São Francisco, Sergipe, Solimões and Tucano.

The following table presents additional information regarding the basins in which we operate as of December 31, 2009.

		Exploration Blocks(1)		Production	Average Production
Basin	Total Area	Quantity	Area	Fields	Oil	Natural Gas(2)
	(km2)		(km2)		(thousands of	(million cubic
					barrels per day)	meters per day)

Campos	115,000	21	5,884	41	1,693.6	12.0
Santos	348,900	49	28,384	2	14.4	0.7
Espírito Santo	75,000	23	8,623	46	40.9	1.5
Others	3,047,100	132	94,226	229	221.9	6.4

Total	3,586,000	225	137,117	318	1,970.8	20.6

(1)	Blocks in which we hold exploration and production rights.

(2)	Natural gas production figures are the production volumes of natural gas available for sale, excluding flared and reinjected gas and gas consumed in our operations.

New Regulatory Model for the Oil and Gas Industry in Brazil

The Brazilian Congress is currently considering new oil and gas legislation that will set new rules for the exploration and production of oil and natural gas in Brazil. If approved, the new regulatory model contemplated by the legislation will allow us to be the exclusive operator in all pre-salt areas not yet under concession, which currently comprise 107,230 km2 (26.5 million acres), in addition to other areas that the CNPE may deem strategic. The exploration and production rights for these blocks would either be granted to us on an exclusive basis or offered under public bids. If offered under public bids, we would be granted a minimum interest to be established by the CNPE that would not be less than 30%, with the additional right to participate in the bidding process in order to increase our interest in those areas. The proposed legislation was approved by the Brazilian Senate on June 10, 2010, and is currently being considered by the House of Representatives. If approved, the bill will be sent to the President for signature. The new legislation will then be implemented by the CNPE, the ANP and by other institutions in the Brazilian oil and gas sector.

Assignment Agreement

We will enter into an agreement with the Brazilian federal government (Assignment Agreement), under which the government will assign to us the right to conduct research activities and the exploration and production of fluid hydrocarbons in specified pre-salt areas, subject to a maximum production of five billion barrels of oil equivalent. We expect to sign the Assignment Agreement shortly following the date of this preliminary prospectus supplement. We will file an English translation of the form of Assignment Agreement with the Securities and Exchange Commission in a report on Form 6-K to be incorporated by reference in this prospectus supplement. The initial purchase price for our rights under the Assignment Agreement is R$74,807,616,407, which was equivalent to U.S.$42,533,327,500 as of September 1, 2010. The price was determined by negotiation between us and the Brazilian federal government, based on a number of factors, including the reports of independent experts obtained by us and by the ANP. The term of the Assignment Agreement is 40 years, which may be extended for an additional five years, upon our request, in certain specified cases. The Assignment Agreement is subject to a review process, which may result in the revision of the contract amount, the maximum production volume of five billion barrels of oil equivalent, the duration, and the minimum levels of goods and services to be acquired from Brazilian providers. See “Recent Developments” for more information.

Our Competitive Strengths

We believe that our main competitive strengths are:

Dominant position in the exploration, production, supply, refining and distribution of oil and oil products in Brazil.

We hold a dominant position in the Brazilian oil and gas sector. Without taking into consideration the Assignment Agreement and the new regulatory model for the oil and gas industry in Brazil pending before the Brazilian Congress, we already had the largest number of exploration blocks in Brazil as of December 31, 2009, according to the ANP, representing 41.3% of the total area of all exploration blocks in Brazil. As of December 31, 2009, we had exploration and production rights in 576 of the 796 concession areas in Brazil, which produced a total of 2.1 million barrels of oil equivalent per day of oil and natural gas in 2009. As of June 30, 2010, we operated 92.0% of the total refining capacity in Brazil, through our 11 refineries, with a total refining capacity of 1.9 million barrels of oil per day. Our subsidiary Petrobras Distribuidora is the largest distributor of oil products in Brazil, with a market share of 38.7% on June 30, 2010, according to the ANP. As of June 30, 2010, Petrobras Distribuidora had a network of approximately 7,000 service stations.

Privileged access to new reserves and new proposed oil and gas regulations.

Under the Assignment Agreement, as described above, we will have rights to explore and produce oil, natural gas and other fluid hydrocarbons in certain pre-salt areas not under concession, up to the limit of 5 billion barrels or oil equivalent. In addition, the new regulatory model for the oil and gas industry, if approved, will introduce new rules for the exploration and production of oil and natural gas in Brazil in areas not under concession and will place us in a unique position in the energy sector. According to the proposed legislation, we will be the exclusive operator in all pre-salt areas not yet under concession, in addition to other areas the CNPE may deem strategic. The exploration and production rights for these blocks would either be granted to us on an exclusive basis or offered under public bids. If offered under public bids, we would be granted a minimum interest to be established by the CNPE that would not be less than 30.0%, with the additional right to participate in the bidding process in order to increase our interest in those areas.

Wide reserves base and expansion prospects.

As of December 31, 2009, we had estimated worldwide total proved reserves of 12.1 billion barrels of oil equivalent, of which 95.2% are located in Brazil. In addition, we have extensive interests in exploration areas in Brazil and abroad, which we and our partners constantly analyze in order to increase production capacity. As of December 31, 2009, the ratio of our proved reserves to production was 14 years. We believe that our proved reserves will allow us to (1) increase our production in a sustainable manner and (2) replace our imports of light oil with domestic production of high quality oil from recently discovered reservoirs. Our proved reserves base may significantly increase as a result of the exploration and production rights we hold over 85.6% of all pre-salt areas under concession from the Brazilian federal government, Law No. 12,276 and the potential enactment of the new regulatory model for the oil and gas industry in Brazil.

Leader in the exploration and production of oil in deep waters and ultra-deep waters.

We are the leaders in exploration and production of oil in deep and ultra-deep waters, accounting for approximately 20.0% of the world’s deep and ultra-deep water production in 2009, according to PFC Energy. We believe that our leading position results from our advanced knowledge of drilling techniques, exploration and production in deep and ultra-deep waters that we have acquired over the last 38 years, as we have continually developed technologies and procedures to expand our business in the deep seas, including innovative technology to explore wells over 3,000 meters (9,843 feet) deep. Our expertise has resulted in high productivity and allowed us to reduce our lifting costs.

Integrated large-scale production.

Our dominant market position in Brazil allows us to integrate our businesses efficiently and to benefit from our large-scale production, with significantly lower operating costs. Our business model is efficient due to:

•	the fact that approximately 90.0% of our proved crude oil reserves and 53.0% of our proved natural gas reserves in 2009 were located in the Campos Basin, allowing us to concentrate the infrastructure necessary to support our activities in a single geographic area and reduce our exploration, development and production costs; and

•	the balance among (1) our oil production, especially in the Campos Basin, which in 2009 comprised 85.9% of our total oil production from Brazil, (2) the location of our refineries, particularly in the southeast region of Brazil, which alone account for 63.4% of our total refining capacity in Brazil, and (3) the total demand for hydrocarbons in the Brazilian market which, according to the ANP, is concentrated in the south and southeast regions of Brazil with a combined 65.0% of total hydrocarbon demand in 2009.

We believe that the synergies resulting from our business model put us in a privileged position to compete efficiently with our domestic and international competitors.

Our Strategies

Under our 2010-2014 Business Plan, we plan to invest U.S.$224.0 billion between 2010 and 2014, of which 95.0% will be invested in projects in Brazil and 53.0% in exploration and production activities alone. This amount does not include our funding requirements to acquire our rights under the Assignment Agreement or the capital expenditures that will be required to explore and develop the areas covered by the Assignment Agreement. The chart below presents our detailed investment plans, based on our 2010-2014 Business Plan:

We carry out our activities in an integrated, profitable and sustainable manner, with an emphasis on social and environmental responsibility, in Brazil and in the other markets where we operate. Based on this principle, we plan to expand our operations in targeted oil, oil products and natural gas markets, in addition to petrochemicals, electric power, biofuels and other renewable energy sources, maintaining our tradition with respect to the development of innovative technologies and methodologies — which we believe are pillars of our success in carrying out our activities and of the excellence of our operations in all business segments — through the following strategies:

Increase our production and our oil and natural gas reserves.

Under our 2010-2014 Business Plan, we plan to increase our oil and natural gas production by (1) discovering and adding new reserves to our portfolio, (2) improving our revitalization and recuperation processes in existing fields, (3) developing our production in recently discovered areas, especially in the pre-salt areas of the Santos Basin, and (4) intensifying our exploration activities, expanding our exploratory frontiers both in Brazil and abroad, especially in the Gulf of Mexico, the west coast of Africa and Peru.

Without taking into consideration the Assignment Agreement, we estimate that our total oil and natural gas production will reach 3.9 million barrels of oil equivalent per day in 2014, including 3.0 million barrels of oil equivalent per day of oil from Brazil, 0.2 million barrels of oil equivalent per day of oil from outside Brazil, 0.6 million barrels of oil equivalent per day of natural gas from Brazil and 0.1 million barrels of oil equivalent per day of natural gas from outside Brazil. Under our 2010-2014 Business Plan, we believe that (1) until 2014, the increase in our production will come primarily from our production in post-salt areas, especially as a result of the development of projects in the Campos Basin and from investments we plan to make in infrastructure and production resources, and (2) beginning in 2014, production from pre-salt areas will account for a more significant portion of our total production, especially due to investments we plan to make in pre-salt areas between 2010 and 2014, particularly in the Santos Basin.

We plan to start up three large offshore production systems per year between 2010 and 2014 in the Campos, Santos and Espírito Santo basins, including in pre-salt areas. We plan to conduct an average of three extended well tests (EWTs) per year in pre-salt areas during the same period, and to build new vessels and acquire new equipment, including drilling rigs for ultra-deep water and support boats for the exploration and production of hydrocarbons.

Expand our refining capacity in Brazil, in order to handle the expected increase in our oil production and in domestic demand for oil products, including petrochemicals.

We intend to increase our refining, transportation and commercialization activities in Brazil, as well as our petrochemicals activities.

•	Refining, Transportation and Commercialization Activities. We plan to (1) increase our refining capacity in order to meet the expected increase in our domestic oil production and domestic demand for oil products, (2) upgrade our existing refineries to improve quality, comply with stricter environmental regulations, and meet the needs of the markets in which we operate, particularly the Brazilian market, (3) increase our exports of high aggregate value oil products without sacrificing international quality standards, and (4) complete projects aimed at improving our operations and expanding our fleet of ships to transport oil and oil products. We believe that the expansion of our existing refineries, the start-up of operations of the Abreu e Lima refinery, the initial phase of the Premium I Refinery and the initial phase of the Rio de Janeiro Petrochemical Complex – Comperj will result in a domestic production capacity for oil products of 2.3 million barrels of oil per day in 2014.

•	Petrochemicals. We intend to expand our petrochemicals and biopolymer production, preferably through investments in companies operating in the petrochemical sector, particularly in Brazil.

Consolidate our position in the Brazilian natural gas market and expand our electric power and fertilizer businesses.

We believe that we are the leader in the Brazilian natural gas sector, in terms of production and commercialization. We intend to consolidate our position by increasing production to meet the estimated increase in natural gas demand between 2010 and 2014, which we estimate will reach 130.0 million cubic meters per day in 2014 as a result of an increase in the use of natural gas to generate electricity, produce fertilizers and supply end-users (vehicles, residences and commerce). We intend to allocate resources to (1) our infrastructure projects, for the expansion of our natural gas transportation network, (2) increase flexibility in the use of natural gas through chemical conversions into other substances, which will allow us to optimize production and increase our generation of electric power and production of fertilizers, and (3) increase our installed thermoelectric power generation capacity, which we estimate will reach 8.0 GW by 2014. We intend to expand our fertilizer production by building three new plants for the production of nitrogenates, particularly ammonia and urea, which we believe will produce a combined 1.4 million tons per year in 2014.

Maintain our position as the largest oil products distribution company in Brazil.

We plan to ensure that Petrobras Distribuidora maintains its position as the largest oil products distribution company in Brazil. We will focus on projects to (1) maintain and expand Petrobras Distribuidora’s service station network, (2) increase sales to retail markets, (3) improve our operations and logistics, and (4) improve our liquefied petroleum gas (LPG) business.

Expand our participation in the biofuels business in Brazil and abroad.

We plan to increase our production and infrastructure for the commercialization of biofuels both in Brazil and for export abroad, especially by investing in companies operating in the biofuel sector, including ethanol.

RECENT DEVELOPMENTS

New Regulatory Model for the Oil and Gas Industry in Brazil

The Brazilian Congress is currently considering new oil and gas legislation that will set new rules for the exploration and production of oil and natural gas in Brazil. If approved, the new regulatory model contemplated by the legislation will allow us to be the exclusive operator in all pre-salt areas not yet under concession, which currently comprise 107,230 km2 (26.5 million acres), in addition to other areas that the National Energy Policy Council (CNPE) may deem strategic. The exploration and production rights for these blocks would either be granted to us on an exclusive basis or offered under public bids. If offered under public bids, we would be granted a minimum interest to be established by the CNPE that would not be less than 30%, with the additional right to participate in the bidding process in order to increase our interest in those areas. The proposed legislation was approved by the Brazilian Senate on June 10, 2010, and is currently being considered by the House of Representatives. If approved, the bill will be sent to the President for signature. The new legislation will then be implemented by the CNPE, the National Petroleum, Natural Gas and Biofuels Agency (ANP) and by other institutions in the Brazilian oil and gas sector.

Assignment Agreement (cessão onerosa)

We will enter into an agreement with the Brazilian federal government (Assignment Agreement), under which the government will assign to us the right to conduct research activities and the exploration and production of fluid hydrocarbons in specified pre-salt areas, subject to a maximum production of five billion barrels of oil equivalent. The Assignment Agreement will be entered into pursuant to specific provisions of Law No. 12,276. The draft of the Assignment Agreement was approved by our Board of Directors on September 1, 2010 and by the CNPE on September 1, 2010, following a valuation procedure conducted by the ANP, as required by Law No. 12,276, and a negotiation between us and the Brazilian federal government. We expect to sign the Assignment Agreement shortly following the date of this preliminary prospectus supplement. We will file an English translation of the form of Assignment Agreement with the SEC in a report on Form 6-K to be incorporated by reference in this prospectus supplement.

Basic Terms

Purpose.  Under the Assignment Agreement, we will pay a specified amount, the initial purchase price, for the right to conduct exploration and production of oil, natural gas and other fluid hydrocarbons in specified pre-salt areas, subject to a maximum production of five billion barrels of oil equivalent. Although the Assignment Agreement grants certain rights to us that are similar to those of a concession, the Assignment Agreement is not a concession under Brazilian law.

Area Covered.  The Assignment Agreement covers six firm blocks plus one contingent block, located in the pre-salt areas and identified in the Assignment Agreement. These blocks are located in the Santos Basin and have expected geological characteristics similar to the discoveries made elsewhere in the pre-salt area.

Supervision and Inspection.  The ANP has regulatory authority over our activities in the areas subject to the Assignment Agreement, as well as over our compliance with the Assignment Agreement.

Costs and Risks.  All our exploration and other activities under the Assignment Agreement will be conducted at our expense and at our risk.

Price

The initial purchase price for our rights under the Assignment Agreement is R$74,807,616,407, which was equivalent to U.S.$42,533,327,500 as of September 1, 2010. The price was determined by negotiation between us and the Brazilian federal government, based on a number of factors, including market conditions, current oil prices and the reports of independent experts obtained by us and by the ANP.

We intend to use the proceeds of our sale of shares to the Brazilian federal government in the global offering for the payment of the initial purchase price. The Assignment Agreement provides that we may use the LFTs we will receive from the Brazilian federal government in this offering to pay the initial purchase price and the LFTs will be valued at the same price at which they are valued for purposes of the global offering. We expect to deliver such LFTs to the Brazilian federal government immediately following the settlement of the global offering.

The Assignment Agreement sets forth the initial prices and volumes for each block, as follows:

	INITIAL EVALUATIONS
	Volume	Price	Value
	(millions of boe)	(U.S.$/boe)	(U.S.$)

Block 1 Florim	467	9.0094	4,207,389,800
Block 2 Franco	3,058	9.0400	27,644,320,000
Block 3 Guará South	319	7.9427	2,533,711,300
Block 4 Iara	600	5.8157	3,489,420,000
Block 5 Tupi South	128	7.8531	1,005,196,800
Block 6 Tupi Northeast	428	8.5357	3,653,279,600
Block 7 (contingent block) Peroba	—	—	—

Initial Purchase Price of the Assignment Agreement			42,533,327,500

Duration

The term of the Assignment Agreement is 40 years, which may be extended for an additional five years, upon our request, in cases of (i) force majeure, (ii) delay in obtaining applicable environmental licenses, provided that such delay is attributable only to the relevant environmental authority, (iii) suspension of the activities by determination of the ANP, or (iv) changes in the geological conditions forecast for each area. The extension will only apply to areas in which the ANP identifies the occurrence of one of the events specified above. The ANP will take into account the period of time of the delay occurred to determine the length of the extension, subject to the five-year limit indicated above.

Contingent Area

We may request that the Brazilian federal government perform the activities set forth in the mandatory exploration program, as described below, for the contingent block within four years from the date of the Assignment Agreement, and provided that it is proved, based on oil and gas industry best practices, that the total volume recoverable in the other blocks is less than the maximum volume provided by the Assignment Agreement.

The activities set forth in the mandatory exploration program for the contingent block must be performed within the term of the exploration phase. At any time, in case we or the Brazilian federal government identify the possibility of producing the maximum volume provided for in the Assignment Agreement in the other blocks, we will be required to return the contingent block to the Brazilian federal government immediately.

Revision

The Assignment Agreement is subject to a review process. We will notify the Brazilian federal government and the ANP ten months before the date anticipated for the declaration of commerciality of each area covered by the agreement, in order to initiate the review process, which will begin immediately after the declaration of commerciality of each area in each of the blocks. The review process will be concluded when we issue our last declaration of commerciality, based on each area’s revised prices and volumes, for all the areas subject to the Assignment Agreement and notify the ANP. The contingent area will also be subject to the review process.

The conclusion of the review process may result in the renegotiation of the contract price, the maximum production volume of five billion barrels of oil equivalent, the duration, and the minimum levels of goods and services to be acquired from Brazilian providers.

If the revised price is higher than the initial purchase price, we may agree with the Brazilian federal government on one or more of the following payment options: (i) a payment to be made by us, in cash or LFTs, to the Brazilian federal government in an amount equal to the difference between the revised price (resulting from the review process) and the initial purchase price; or (ii) a reduction in the maximum production volume of five billion barrels of oil equivalent, where we may agree to return the areas covered by the Assignment Agreement. If the revised price is lower than the initial purchase price, then the Brazilian federal government will pay us in cash, LFTs, securities issued by us or through other means agreed between us, the difference between the revised price and the initial purchase price. In either case, the difference between the revised price and the initial purchase price in U.S. dollars will be converted into Brazilian reais, based on the average PTAX exchange rate published by the Central Bank of Brazil for the month prior to the review of each area and will be adjusted by the interest rate of the Brazilian Special Clearance and Custody System (Sistema Especial de Liquidação e Custódia), or the SELIC rate, until the payment date. Payments must be made within three years of the completion of the review process.

The review process will be based on reports of independent experts to be engaged by us and by the ANP. The following factors will be considered in the review process:

•	Reference Date: the date of the reports obtained by us and the ANP for purposes of calculating the initial purchase price;

•	Discount Rate: a discount rate of 8.83% per year;

•	Oil Reference Price: will be equal to the average trading price of the month preceding the revision date (Crude Light West Texas Intermediate — WTI), in U.S.$/barrel in each block, as published by the New York Mercantile Exchange, the NYMEX, under the code “CL,” for the futures contract of eighteenth maturity, minus the differential in relation to Brent crude oil. The Brent crude oil differential (the price of WTI minus the Brent price) shall be calculated using yearly averages of monthly projections as specified in the most recently published reports of the Pira Energy Group (available on their website for a fee) for the year following the revision, or, if not available, a comparable forecast published by an international entity renowned for its technical competence in the oil and natural gas industry. For each area under the Assignment Agreement, the calculation of the differential of the price of barrel of oil equivalent applicable to each area in relation to Brent crude oil shall be based on the most recent fluid characterization data available as of the revision date, and shall be conducted in accordance with the methodology specified in the ANP Ordinance No. 260/2000.

•	Natural Gas Reference Price in U.S.$/MMBtu: the natural gas reference price equals the price in the reference market (PMR) minus installments in connection with transportation fees (TTr), processing fees (TP), transfer fees (TT) and sales expenses (DC), according to the following formula: PRGN = PMR − (TTr + TP + TT + DC), where:

■	The price in the reference market (PMR) in U.S.$/MMBtu is the average sale price of domestic natural gas in the twelve months preceding the review date, per volume, consistent with our practices of firm commitments to the non-thermoelectric market in the states of Rio de Janeiro and São Paulo.

■	The transportation fees (TTr) in U.S.$/MMBtu are contractual fees of gas pipelines used to transport natural gas between our processing plants and LNG terminals, as follows: TTr = Σ TTr(n), where TTr(n) equals the transportation fees of gas pipeline n.

■	The processing fees (TP) in U.S.$/MMBtu are based on the cost of processing pre-salt natural gas, in our Cabiúnas terminal in Macaé, State of Rio de Janeiro, taking into account the revenues from the commercialization of liquid hydrocarbons which will result from the processing of natural gas.

■	The transfer fees (TT) in U.S.$/MMBtu are based on the cost of transferring natural gas from the pre-salt areas from our production units to the Cabiúnas terminal.

■	Sales Expenses (DC) in U.S.$/MMBtu correspond to the costs incurred in the commercialization of natural gas, which include, among others, the preparation and management of the natural gas commercialization contracts, logistical costs of supplying natural gas and costs associated with payments related to such supply.

•	Calculations of the processing and transfer fees will be based on audited information we have available for equivalent projects involving processing and transfer of pre-salt natural gas. Calculations of sales expenses will be based on audited information we have available regarding natural gas commercialization.

•	Tax: Applicable taxes will be the Brazilian taxes applicable to fields under the Assignment Agreement, in force at the revision period;

•	Cost:

•	For transactions between the date of the execution of the Assignment Agreement and the revision date, the cost shall be the effective cost incurred by us, in U.S.$, separately for each area under the Assignment Agreement.

•	Investments and operational costs, and additional future costs will be estimated according to best practices in the oil industry, taking into consideration the operational environment, and based on the market prices practiced for each good or service at the revision date.

•	Lease and rent: in case lease and rent are applicable, they will be considered according to best practices in the oil industry, for production assets including, but not limited to, production units and underwater equipment. For recent agreements, lease and rent will be estimated based on daily lease rates applied to Stationary Production Units that have an equivalent market value (CAPEX). Any taxes due pursuant to the transfer of lease and rent costs will be added to the total payment.

•	Investment costs, operating costs and additional expenses will be calculated in U.S. dollars; and

•	Exchange Rate: the difference between the revised price and the initial purchase price will be converted from U.S. dollars to Brazilian reais using the annual average PTAX exchange rate (calculated by the Brazilian Central Bank) applicable in the month immediately preceding the payment.

Phases

Our performance under the Assignment Agreement is divided into two phases:

•	Exploration phase. This phase comprises the appraisal for purposes of determining the commerciality of any discoveries of oil, natural gas and other fluid hydrocarbons. The exploration phase will start as of the date of the execution of the Assignment Agreement and will end upon the declaration of commerciality of each respective reservoir discovered in each area covered by the Assignment Agreement. We will have four years, which may be extended for an additional two-year period, to comply with the mandatory working program and other ANP-approved activities as set forth in the Assignment Agreement. If we discover oil and decide to appraise such discovery, we must issue a notice of discovery to the ANP. Upon completion of the mandatory working program in each area, we may notify the ANP in writing that we are ending the exploration phase by issuing a declaration of commerciality of each area or that there have been no discoveries which would justify the development of a given area.

•	Production Phase. The production phase begins as of the date of delivery of the declaration of commerciality by us to the ANP, and it lasts until the termination of the Assignment Agreement. It comprises a development phase, during which we will carry out activities pursuant to a development plan approved by the ANP. Following the development phase, we may start production pursuant to a notification to the ANP.

Mandatory Exploration Program

During the exploration phase, we are required to perform a mandatory working program, as specified in an annex to the Assignment Agreement. We may perform other activities outside the scope of the mandatory working program, provided that such activities are approved by the ANP.

The ANP will impose fines on us for delays in the performance of the mandatory exploration program. If the delay is less than two years, the fine will correspond to the amount of such non-performed activities, proportional to the number of outstanding days. If the delay is greater than two years, then the fine will be equal to twice the amount of the activities of the mandatory exploration program for the relevant block.

Reallocation of Volumes

The Brazilian federal government and we may negotiate the redistribution of the volume of oil and natural gas originally assigned for each block, observing the price per barrel of oil equivalent applicable to each area, in the following scenarios: (i) the relevant environmental authority does not grant a permanent license for the performance of oil and natural gas exploration and production activities in a certain block or field, or (ii) the production of the volume allotted for any block is not feasible under petroleum industry best practices due to the geological features of the reservoirs, observing the economic parameters established in the review process (as discussed below).

The Assignment Agreement value for the volumes of oil and natural gas to be redistributed to a new block will equal (i) the assignment agreement value for the volumes of oil and natural gas that were not produced divided by the price per barrel of oil equivalent applicable to that block, multiplied by (ii) the price per barrel of oil equivalent applicable to the area to which this volume is redistributed.

If it is not possible to redistribute all of the volumes of oil and natural gas not produced by us, the redistribution procedure will be performed in part, and the Brazilian federal government will pay us the amount resulting from the multiplication of the volume not subject to production following the partial redistribution and the price of barrel of oil equivalent applicable to each redistributed block. This dollar amount will be converted to reais using the average PTAX exchange rate for the 12 months preceding the date of the review process of such block, and adjusted by the SELIC rate during the period between the date of the review process of such block and the date of payment by the Brazilian federal government.

If it is determined that it is not possible to redistribute any amounts as described above, the Brazilian federal government will reimburse us for an amount equivalent to total volume of barrels of oil equivalent that was not produced multiplied by the dollar price of barrel of oil equivalent applicable to the relevant block, converted in reais using the average PTAX exchange rate for the month preceding the date of the review process, and adjusted by the SELIC rate from the date of the review process of such block to the date of payment by the Brazilian federal government.

The manner and terms of payment of the reimbursement in either case will be negotiated by us and the Brazilian federal government. Payments will be made no later than three years after the conclusion of the review process.

Unitization

A reservoir covered by a block assigned to us in the Assignment Agreement may extend to areas outside such block. In such case, we must notify the ANP immediately and if the adjacent area is licensed to a third-party concessionaire, the ANP will inform the third-party concessionaire that we should negotiate an “Unitization Agreement.” If the adjacent area is not licensed, the Brazilian federal government shall indicate a representative to negotiate with us.

If the parties are unable to reach an agreement within a deadline imposed by the ANP, the agency will determine the terms and obligations related to such unitization, on the basis of an expert report, and will also notify Petrobras and the third-party concessionaire or representative, as applicable, of such determination. Until the unitization agreement is approved by the ANP, operations for the development and production of such reservoir must remain suspended, unless otherwise authorized by the ANP.

Licenses, Authorizations and Permissions

We are required to obtain all licenses, authorizations, permissions and rights required by applicable law, as determined by the relevant authorities or based on rights of third parties whether or not contemplated in the Assignment Agreement, that may be necessary to perform our operations under the Assignment Agreement.

Environmental

We are required to preserve the environment and protect the ecosystem in the area subject to the Assignment Agreement, to avoid damages and losses to the fauna, flora and natural resources, and we will be liable for all damages arising from our operations, including for any recovery measures in the case of damage to the environment.

Brazilian Content

The Assignment Agreement requires us to acquire a minimum level of goods and services from Brazilian providers and to provide equal conditions for such providers to compete with foreign companies for the sale of goods and services, in accordance with the minimum Brazilian requirement per item listed in the Assignment Agreement. The Brazilian content threshold is 37% for the exploration phase. For the development phase, it is (i) 55% for the development phases beginning production by 2016, (ii) 58% for the development phases beginning production between 2017 and 2019, (iii) 65% for the development phases beginning production as of 2020. Despite the minimum percentages set forth for each development phase timeframes, the average global percentage of Brazilian content in the development phase shall be at least 65%. If we fail to comply with the Brazilian content obligations, we may be subject to specific fines imposed by the ANP.

Royalties and expenses with Research and Development

Once we begin commercial production in each field, we will be required to pay monthly royalties in an amount equal to 10% of the oil and natural gas production. We are also required to invest at least 0.5% of our yearly gross revenues from oil, natural gas and other fluid hydrocarbons production under the Assignment Agreement in research and development activities related to energy and environmental issues being conducted in universities and national research and technical development institutions, public or private, previously registered with the ANP for this purpose.

Miscellaneous Provisions

•	We shall not assign our rights under the Assignment Agreement.

•	Any breach of the Assignment Agreement or of any regulations of the ANP caused by us may lead to administrative sanctions and fines to be imposed by the ANP, in accordance with applicable legislation and the terms of this Assignment Agreement, and respecting the due process of law.

•	If our breach of the Assignment Agreement is considered by the ANP not to be significant, intentional, or a result of negligence, imprudence or recklessness, or is it is proved that we worked diligently to curing such breach, the ANP may, instead of terminating the Assignment Agreement, apply the sanctions mentioned above.

•	The Assignment Agreement shall terminate upon (i) the production of the maximum production of five billion barrels of oil equivalent, (ii) the expiration of the term, or (iii) upon the request of the ANP, if we fail to observe the cure period established by the ANP in connection with the breach of an obligation that proves relevant for the continuation of operations in each block. Such cure period may not be less than 90 days, except in cases of extreme emergency.

•	The Brazilian federal government and we will only be excused from the performance of the activities set forth in the Assignment Agreement in cases of force majeure, which includes, among others, delays in the obtaining an environmental license, provided that such delay is attributable only to the relevant environmental authority.

•	The Assignment Agreement is subject to Brazilian law.

•	The Brazilian federal government and we will use our best efforts to settle any disputes amicably. If we are unable to do so, we may submit such dispute for arbitral review by the Brazilian Federal Attorney’s Office (Advocacia-Geral da União Federal), or initiate a legal proceeding at the Federal Court located in Brasília, Brazil.

Accounting treatment of Assignment Agreement

The transfer of rights to explore and produce oil, natural gas and other fluid hydrocarbons in certain pre-salt areas under the Assignment Agreement represents access to oil and gas property. In accordance with ASC 932 “Extractive Activities — Oil and Gas”, costs incurred to purchase, lease, or otherwise acquire a property (whether unproved or proved) are capitalized when incurred. After we have paid the purchase price under the Assignment Agreement, we will recognize the total amount paid for the transfer of rights as Property Plant & Equipment (long-term asset).

The acquisition cost of the rights transferred from the Brazilian federal government will be depreciated based on the unit-of-production method during the period of production of the related reserves. After the production of all the volumes that we were entitled, the acquisition costs will be completely depreciated. During our operations in the areas related to the transfer of rights, acquisition costs will also be subject to the impairment test.

The Assignment Agreement provides for a subsequent revision of the volume and the price. If the contract parties, based on an independent third party assessment, determine that the value of the rights we acquired is higher than the initial purchase price, we may either pay the difference to the Brazilian federal government, in which case we expect we will recognize the difference as Property Plant & Equipment (long-term asset), or reduce the total volume acquired under the contract, in which case there would be no impact on our balance sheet subject to regular testing for impairment of the depreciated book value of our investment. If the contract parties, based on an independent third party assessment, determine that the value of the rights we acquired is lower than the initial purchase price, the Brazilian federal government will pay us for the difference and we expect we would reduce the amount originally recorded as Property Plant & Equipment (long-term asset) by the amount received from the Brazilian federal government.

Shutdown of Operations at the P-33 Platform

On August 12, 2010, the ANP shut down operations on the P-33 platform in the Marlim field of the Campos Basin to investigate complaints filed by the local Oil Workers’ Union about unsafe working conditions. According to the ANP, operations were suspended to ensure the safety of operations and workers on the platform, and the shutdown will last until the ANP determines that the P-33 platform complies with all safety requirements. We have therefore decided to advance scheduled maintenance on the P-33 platform that was originally slated to commence in October 2010.

Recent Investments in Brazil’s Ethanol Distribution System through PMCC – Soluções Logísticas de Etanol S.A.

On March 28, 2008, we and our partners Construções e Comércio Camargo e Corrêa S.A. (Camargo) and Mitsui & Co., Ltd. (Mitsui) created a new company, PMCC – Soluções Logísticas de Etanol S.A. (PMCC), to increase our investment in the ethanol industry. Through our investment in PMCC we will develop an integrated ethanol distribution system comprised of pipelines, pumping stations and road and water-based transportation facilities serving both the Brazilian and international markets.

On July 28, 2010, Mitsui informed us that it intends to sell its shares in PMCC to us and Camargo. As a result, we will hold a 49.0% interest in PMCC, with Camargo holding the remaining 51.0% of its capital stock.

We expect that PMCC will invest U.S.$2.5 billion (R$5.0 billion) in the next three to five years to develop the new ethanol distribution system, beginning in 2010 with a pipeline connecting Ribeirão Preto to Paulínia, both in the State of São Paulo. We and Camargo intend to finance these investments with funds raised from the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social, or BNDES) and from Brazilian commercial banks.

PMCC is currently in negotiations with two companies, Uniduto Logística S.A. and Odebrecht Transport Participações S.A., both of which are contemplating similar ethanol development projects. The short-term goal of these negotiations is to allow Petrobras and Camargo to sell a portion of their respective interests in PMCC, such that Petrobras will hold approximately 20.0% of the share capital of PMCC or its successor.

RISK FACTORS

Risks Relating to Our Operations

We may not have sufficient resources to develop the pre-salt reservoirs that the Brazilian federal government has licensed to us, or that it may license to us in the future.

The development of pre-salt reservoirs that have been licensed to us by the Brazilian federal government has demanded and will continue to demand significant capital investments, especially with regard to the necessary infrastructure, qualified labor force and offshore oil services. A primary operational challenge will be the development of an innovative set of solutions to the new challenges posed by exploration and production in the pre-salt reservoirs. These reservoirs are located in deep and ultra-deep waters at considerable distances from the shore and are of a size and magnitude that present operational challenges to our resources. In addition, the oil from these reservoirs presents a unique set of properties requiring the development of new exploration technology. We cannot guarantee that we will have or will be able to obtain sufficient resources for the installation of infrastructure, hiring of qualified labor force, provisioning of offshore oil services and development of technologies necessary to exploit the pre-salt reservoirs that the Brazilian federal government has licensed to us, or that it may license to us in the future, including as a result of the transfer of rights and the eventual enactment of the new regulatory model for the oil and gas industry in Brazil.

We may not obtain, or it may be difficult for us to obtain, financing for our planned investments, which may have a material adverse effect on us.

Under our 2010-2014 Business Plan, we intend to invest U.S.$224.0 billion between 2010 and 2014. This offering will only finance part of our planned investments. In addition, this amount does not include our funding requirements to acquire our rights under the Assignment Agreement or the capital expenditures that will be required to explore and develop the areas covered by the Assignment Agreement. In order to implement our 2010-2014 Business Plan, including the development of our oil and natural gas exploration activities in the pre- and post-salt layers and the development of refining capacity sufficient to process increasing production volumes, we will also raise debt capital in the financial and capital markets, including by, among other means, loans and issuing debt securities to raise significant capital resources. We cannot guarantee that we will be able to obtain the necessary financing in a timely and advantageous manner in order to implement our 2010-2014 Business Plan.

The Brazilian federal government maintains control over our investment budget and establishes limits on our investments and long-term debt. As a state-controlled entity, we must submit our budget for approval every year to the Ministry of Planning, Budget and Management, the Ministry of Mines and Energy (MME) and the Brazilian Congress.

Our approved budget may not be sufficient to make all of the investments that we envision, and may prevent us from acquiring additional indebtedness in a certain fiscal year. In this case, if we are not able to obtain financing at reasonable terms and conditions that do not require approval by the Brazilian federal government and the Brazilian Congress, we may not be able to complete all or part of our planned investments, including those we have agreed to make to develop our oil and natural gas exploration activities, which will adversely affect our business.

The Assignment Agreement we entered into with the Brazilian federal government is a related party transaction.

The transfer of pre-salt oil and gas exploration and production rights to us is governed by the Assignment Agreement, which is a contract between the Brazilian federal government, our controlling shareholder, and us. The negotiation of the Assignment Agreement involved significant issues, including negotiations regarding (1) the areas covered by the transfer of rights, (2) the volume, on a barrels of oil equivalent basis, that we may extract from these areas, (3) the price to be paid for the transfer of rights and the royalties payable to the Brazilian federal government, (4) the terms of the subsequent revision of the price and volume under the Assignment Agreement, and (5) the terms providing for the redistribution of exploratory blocks assigned to us.

This contract includes novel features that could have uncertain effects, particularly the provisions for subsequent revision of the contract terms. Once the revision process is concluded pursuant to the terms of the Assignment Agreement, if it is determined that the revised price is higher than the initial price, we will either make an additional payment to the Brazilian federal government or reduce the amount of barrels of oil equivalent subject to the Assignment Agreement. If it is determined, on the other hand, that the revised price is lower than the initial price, the Brazilian federal government will make a payment to us. This will require a new negotiation with the Brazilian federal government.

The Assignment Agreement provides for the redistribution of exploratory blocks assigned to us if oil and gas production is deemed economically unviable for reasons that render the fulfillment of the Assignment Agreement substantially burdensome. Such redistribution could result in a revision of the volume of barrels of oil equivalent we would have to produce per exploratory block, which could prevent us from producing the maximum amount of barrels of oil equivalent contemplated under the Assignment Agreement. In the event that we cannot produce such maximum amount, we cannot assure you that the Brazilian federal government will compensate us as if we had produced the full amount of barrels of oil equivalent pursuant to the terms of the Assignment Agreement.

Novel and difficult issues are likely to arise in the administration of the Assignment Agreement over the course of its life. We cannot assure you that the outcome of these matters would be the same if the discussions took place between unrelated parties.

Exploration and production of oil in deep and ultra-deep waters involves risks.

Exploration and production of oil involves risks that are enhanced when carried out in deep and ultra-deep waters. The majority of our exploration and production activities are carried out in deep and ultra-deep waters, and the proportion of our offshore activities will remain constant or increase due to the location of our pre-salt reservoirs in deep and ultra-deep waters. Our activities, particularly deep and ultra-deep water drilling, present several risks such as the risk of spills, explosions in pipelines and drilling wells and natural and geological disasters. The occurrence of any of these events or other accidents could result in personal injuries, loss of life, severe environmental damage with the resulting containment, clean-up and repair expenses, equipment damage and liability in civil and administrative proceedings. The recent accident in the Gulf of Mexico, which illustrates these risks, resulted in a deep-water drilling moratorium in the region. We also believe the accident in the Gulf of Mexico may lead to higher insurance costs for the oil and gas industry as a whole but we cannot predict the magnitude of such increase.

Our insurance policies may not cover all liabilities, and insurance may not be available for all risks. There can be no assurance that accidents will not occur in the future, that insurance will adequately cover the entire scope or extent of our losses or that we will not be found liable in connection with claims arising from these and other events.

The new regulatory model for the oil and gas industry in Brazil and the Assignment Agreement may be challenged in Brazilian courts.

The new regulatory model for the oil and gas industry in Brazil, if approved, enacted and implemented, will establish new rules for the exploration and production of oil and natural gas in Brazil. In addition, under the Assignment Agreement the Brazilian federal government is committed to transfer to us exploration and production rights to oil, gas and other fluid hydrocarbons in pre-salt areas not under concession, up to the limit of 5 billion barrels of oil equivalent. Challenges to the constitutionality or legality of the Assignment Agreement and the new regulatory model for the oil and gas industry in Brazil relating to, for example, our status as the exclusive operator in all pre-salt areas not yet under concession, in addition to other areas that the CNPE may deem strategic, the fact that the exploration and production rights in such areas are being granted to us without a public bidding process, the price to be paid for the transfer of rights, or the conditions, methodologies and results arising from revision processes pursuant to the terms of the Assignment Agreement, may be brought before the Supreme Federal Court of Brazil (Supremo Tribunal Federal) or the Brazilian Superior Court of Justice (Superior Tribunal de Justiça). If the new regulatory model for the oil and gas industry in Brazil or the Assignment Agreement is determined to be wholly or partly unconstitutional or illegal, uncertainties about the regulation of the oil and gas sector in which we operate may arise, including questions about the validity of the legal relationships that are based on the new regulatory model, as well as the rights acquired under the Assignment Agreement.

In addition, we cannot assure you that the price to be paid for the transfer of rights will not be challenged, in particular as it exceeds the valuation made by the independent consultants we hired for purposes of negotiating the Assignment Agreement with the Brazilian federal government. We and our directors may be the subject of legal proceedings questioning the approval and the execution of the Assignment Agreement as being detrimental to the interests of our shareholders, not our principal shareholder.

We do not know whether a challenge to the constitutionality or legality of the new regulatory model for the oil and gas industry in Brazil and the Assignment Agreement will arise, nor can we predict, in the event it does arise, the outcome of any such legal proceeding.

Substantial or extended declines and volatility in the international prices of crude oil, oil products and natural gas may have a material adverse effect on us.

The majority of our revenue is derived primarily from sales of crude oil and oil products and, to a lesser extent, natural gas. We do not, and will not, have control over the factors affecting international prices for crude oil, oil products and natural gas. The average price of Brent crude, an international benchmark oil, was approximately U.S.$62.40 per barrel in 2009, U.S.$96.99 per barrel for 2008 and U.S.$72.52 per barrel for 2007, and the average price of Brent crude was U.S.$77.3 per barrel in the first half of 2010. Changes in crude oil prices typically result in changes in prices for oil products and natural gas.

Historically, international prices for crude oil, oil products and natural gas have fluctuated widely as a result of many factors. These factors include:

•	global and regional economic and geopolitical developments in crude oil producing regions, particularly in the Middle East;

•	the ability of the Organization of Petroleum Exporting Countries (OPEC) to set and maintain crude oil production levels and defend prices;

•	global and regional supply and demand for crude oil, oil products and natural gas;

•	global financial crises, such as the global financial crisis of 2008;

•	competition from other energy sources;

•	domestic and foreign government regulations; and

•	weather conditions.

Volatility and uncertainty in international prices for crude oil, oil products and natural gas may continue. Substantial or extended declines in international crude oil prices may have a material adverse effect on our business, results of operations and financial condition, and the value of our proved reserves. Significant decreases in the price of crude oil may cause us to reduce or alter the timing of our capital expenditures, and this could adversely affect our production forecasts in the medium term and our reserve estimates in the future. In addition, our pricing policy in Brazil is intended to be at parity with international product prices over the long term. In general we do not adjust our prices for diesel, gasoline and LPG during periods of volatility in the international markets. As a result, material rapid or sustained increases in the international price of crude oil and oil products may result in reduced downstream margins for us, and we may not realize all the gains that our competitors realize in periods of higher international prices.

Our ability to achieve our long-term growth objectives for oil production depends on our ability to discover additional reserves and successfully develop them, and failure to do so could prevent us from achieving our long-term goals for growth in production.

Our ability to achieve our long-term growth objectives for oil production, including those defined in our 2010-2014 Business Plan, is highly dependent upon our ability to obtain new concessions through new bidding rounds and discover additional reserves, as well as to successfully develop our existing reserves. We will need to make substantial investments to achieve the growth targets set forth in our 2010-2014 Business Plan and we cannot assure you we will be able to raise the required capital.

Further, our competitive advantage in bidding rounds for new concessions in Brazil has diminished over the years as a result of the increased competition in the oil and gas sector in Brazil. In addition, our exploration activities expose us to the inherent risks of drilling, including the risk that we will not discover commercially productive crude oil or natural gas reserves. The costs of drilling wells are often uncertain, and numerous factors beyond our control (such as unexpected drilling conditions, equipment failures or accidents, and shortages or delays in the availability of drilling rigs and the delivery of equipment) may cause drilling operations to be curtailed, delayed or cancelled. These risks are heightened when we drill in deep and ultra-deep water. Deep and ultra-deepwater drilling represented approximately 72.6% of the offshore exploratory wells we drilled in 2009.

Unless we conduct successful exploration and development activities or acquire properties containing proved reserves, or both, and are able to raise the necessary capital to fund these activities, our proved reserves will decline as reserves are extracted.

We do not own any of the crude oil and natural gas reserves in Brazil.

A guaranteed source of crude oil and natural gas reserves is essential to an oil and gas company’s sustained production and generation of income. Under Brazilian law, the Brazilian federal government owns all crude oil and natural gas reserves in Brazil and the concessionaire owns the oil and gas it produces. We possess the exclusive right to develop our reserves pursuant to concession agreements awarded to us by the Brazilian federal government and we own the hydrocarbons we produce under the concession agreements, but if the Brazilian federal government were to restrict or prevent us from exploiting these crude oil and natural gas reserves, our ability to generate income would be adversely affected. In addition, we may be subject to fines by the ANP and our concessions may be revoked if we do not comply with our obligations under our concessions.

Our crude oil and natural gas reserve estimates involve some degree of uncertainty, which could adversely affect our ability to generate income.

The proved crude oil and natural gas reserves set forth in our annual report on Form 20-F for the year ended December 31, 2009 are our estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made) according to applicable regulations. Our proved developed crude oil and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. There are uncertainties in estimating quantities of proved reserves related to prevailing crude oil and natural gas prices applicable to our production, which may lead us to make revisions to our reserve estimates. Downward revisions in our reserve estimates could lead to lower future production, which could have an adverse effect on our results of operations and financial condition.

We are subject to numerous environmental and health regulations that have become more stringent in the recent past and may result in increased liabilities and increased capital expenditures.

Our activities are subject to a wide variety of federal, state and local laws, regulations and permit requirements relating to the protection of human health and the environment, both in Brazil and in other jurisdictions in which we operate. Particularly in Brazil, our oil and gas business is subject to extensive regulation by several governmental agencies, including the ANP, the Brazilian energy regulator (Agência Nacional de

Energia Elétrica, or ANEEL), the Brazilian Water Transportation Agency (Agência Nacional de Transportes Aquaviários) and the Brazilian Land Transportation Agency (Agência Nacional de Transportes Terrestres).

Failure to observe or comply with these laws and regulations could result in penalties that could adversely affect our operations. In Brazil, for example, we could be exposed to administrative and criminal sanctions, including warnings, fines and closure orders for non-compliance with these environmental regulations, which, among other things, limit or prohibit emissions or spills of toxic substances produced in connection with our operations. We have experienced oil spills in the past that resulted in fines by various state and federal environmental agencies, and several civil and criminal proceedings and investigations. For more information, see “Item 8 — Financial Information — Legal Proceedings” in our annual report on Form 20-F for the year ended December 31, 2009. Waste disposal and emissions regulations may also require us to clean up or retrofit our facilities at substantial cost and could result in substantial liabilities. The Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis (Brazilian Institute of the Environment and Renewable Natural Resources, or IBAMA) and the ANP routinely inspect our oil platforms in the Campos Basin, and may impose fines, restrictions on operations or other sanctions in connection with its inspections. In addition, we are subject to environmental laws that require us to incur significant costs to cover damage that a project may cause to the environment. These additional costs may have a negative impact on the profitability of the projects we intend to implement or may make such projects economically unfeasible.

As environmental regulations become more stringent, and as new laws and regulations relating to climate change, including carbon controls, become applicable to us, it is probable that our capital expenditures for compliance with environmental regulations and to effect improvements in our health, safety and environmental practices will increase substantially in the future. We cannot guarantee that we will be able to maintain or renew our licenses and permits if they are revoked or if the applicable environmental authorities oppose or delay their issuance or renewal. Increased expenditures to comply with environmental regulations, mitigate the environmental impact of our operations or restore the biological and geological characteristics of the areas in which we operate may result in reductions in other strategic investments. Any substantial increase in expenditures for compliance with environmental regulations or reduction in strategic investments may have a material adverse effect on our results of operations or financial condition.

We may incur losses and spend time and money defending pending litigations and arbitrations.

We are currently a party to numerous legal proceedings relating to civil, administrative, environmental, labor and tax claims filed against us. These claims involve substantial amounts of money and other remedies. Several individual disputes account for a significant part of the total amount of claims against us. For example, on the grounds that drilling and production platforms may not be classified as sea-going vessels, the Brazilian Revenue Service asserted that overseas remittances for charter payments should be reclassified as lease payment and subject to a withholding tax of 25%. The Revenue Service has filed a tax assessment against us that on December 31, 2009, amounted to R$4,391 million (approximately U.S.$2,522 million). For more information, see “Item 8—Financial Information—Legal Proceedings” in our annual report on Form 20-F for the year ended December 31, 2009.

In the event that claims involving a material amount and for which we have no provisions were to be decided against us, or in the event that the losses estimated turn out to be significantly higher than the provisions made, the aggregate cost of unfavorable decisions could have a material adverse effect on our financial condition and results of operations. We may also be subject to litigation and administrative proceedings in connection with our concessions and other government authorizations, which could result in the revocation of such concessions and government authorizations. In addition, our management may be required to direct its time and attention to defending these claims, which could preclude them from focusing on our core business. Depending on the outcome, certain litigation could result in restrictions on our operations and have a material adverse effect on certain of our businesses.

Our investment in the natural gas and domestic power markets may not generate the returns we expect.

Over the past few years, we have invested, alone or with other investors, in a number of gas-fired power plants in Brazil. These gas-fired power plants provide non-base-load capacity to the grid and tend to operate at low average utilization rates. This low utilization rate may limit our ability to provide a full return of capital on these investments.

We are also subject to fines and may lose our license to sell electricity if we are unable to fulfill our energy delivery commitments to the ANEEL, the Brazilian energy regulator, due to gas supply constraints. There are several factors that may affect our ability to deliver gas to our gas-fired power plants including our inability to secure supply of natural gas, problems affecting our natural gas infrastructure and increasing demand in the non-thermoelectric market. See “Item 4—Information on the Company—Gas and Power—Power—Electricity Sales” in our annual report on Form 20-F for the year ended December 31, 2009 for a more detailed description of these risks.

Natural gas demand is also influenced by general economic conditions and oil prices. Our natural gas prices do not immediately adjust to fluctuations in the international price of crude oil and oil products, which can make natural gas less competitive until it adjusts to lower international prices. If the Brazilian market does not develop as we expect, the resulting decrease in demand for our natural gas may have a material adverse effect on our results of operations and financial condition.

As a result of the foregoing, our investment in the natural gas and domestic power markets has generated losses in the past and may not generate the returns we expect in the future.

Exchange rate fluctuations could have a material adverse effect on our financial condition and results of operations, because most of our revenues are in reais and a large portion of our liabilities are in foreign currencies.

The impacts of fluctuations in exchange rates, especially the real/U.S. dollar rate, on our operations are varied and may be material. The principal market for our products is Brazil, as over the last three fiscal years over 73% our revenues have been denominated in reais, while some of our operating expenses and capital expenditures and a substantial portion of our indebtedness are, and are expected to continue to be, denominated in or indexed to U.S. dollars and other foreign currencies. In addition, during 2009 we imported U.S.$12.3 billion of crude oil and oil products, the prices of which were all denominated and paid in U.S. dollars.

Our recent financial statements reflect the appreciation of the real by 8.7%, 17.2% and 25.4% against the U.S. dollar in 2006, 2007 and 2009, respectively, and the depreciation of the real by 31.9% against the U.S. dollar in 2008. The weakness of the U.S. dollar against other currencies in general has also affected our results. As of August 30, 2010, the exchange rate of the real to the U.S. dollar was R$1.759 per U.S.$1.00, representing a depreciation of approximately 1.0% in 2010, year-to-date.

We are exposed to increases in prevailing market interest rates, which leaves us vulnerable to increased financing expenses.

As of December 31, 2009, approximately 51% — U.S.$29,047 million of our total indebtedness — consisted of floating rate debt. In light of cost considerations and market analysis, we decided not to enter into derivative contracts or make other arrangements to hedge against the risk of an increase in interest rates. Accordingly, if market interest rates (principally LIBOR) rise, our financing expenses will increase, which could have an adverse effect on our results of operations and financial condition.

We are not insured against business interruption for our Brazilian operations, and most of our assets are not insured against war or sabotage.

We do not maintain coverage for business interruptions of any nature for our Brazilian operations, including business interruptions caused by labor action. If, for instance, our workers were to strike, the resulting work stoppages could have an adverse effect on us. In addition, we do not insure most of our assets against war or sabotage. Therefore, an attack or an operational incident causing an interruption of our business could have a material adverse effect on our financial condition or results of operations.

We are subject to substantial risks relating to our international operations, in particular in South America, West Africa and the Middle East.

We operate in a number of different countries, particularly in South America, West Africa and the Middle East, that can be politically, economically and socially unstable. The results of operations and financial condition of our subsidiaries in these countries may be adversely affected by fluctuations in their local economies, political instability and governmental actions relating to the economy, including:

•	the imposition of exchange or price controls;

•	the imposition of restrictions on hydrocarbon exports;

•	the fluctuation of local currencies against the real;

•	the nationalization of oil and gas reserves, as experienced in recent years in Venezuela, Ecuador and Bolivia;

•	increases in export tax and income tax rates for crude oil and oil products, as experienced in recent years in Argentina, Venezuela, Ecuador and Bolivia; and

•	unilateral (governmental) institutional and contractual changes, including controls on investments and limitations on new projects, as experienced in recent years in Venezuela, Ecuador and Bolivia.

If one or more of the risks described above were to materialize we may lose part or all of our reserves in the affected country and we may not achieve our strategic objectives in these countries or in our international operations as a whole, which may result in a material adverse effect on our results of operations and financial condition.

Of the countries outside of Brazil in which we operate, Argentina is the most significant, representing 43.6% of our total international crude oil and natural gas production and 44.3% of our international proved crude oil and natural gas reserves as of December 31, 2009. Since 2007, the Argentine government has increased export tax rates for crude oil, natural gas and oil products that have negatively affected our results of operations and financial condition. We also have operations in Bolivia and Venezuela that represented, respectively, 19.8% and 4.3% of our total international production in barrels of oil equivalent at December 31, 2009. At December 31, 2008, Bolivia accounted for 31.0% of our international proved crude oil and natural gas reserves. However, on January 25, 2009, Bolivia adopted a new constitution that prohibits private ownership of the country’s oil and gas resources. As a result, we were not able to include any proved reserves in Bolivia as reported at December 31, 2008 in our proved reserves for year-end 2009. We continue to report production from our operations in Bolivia under our existing contracts in that country. For more information about our operations outside Brazil, see “Item 4—Information on the Company—International” in our annual report on Form 20-F for the year ended December 31, 2009.

Risks Relating to Our Relationship with the Brazilian Federal Government

The Brazilian federal government, as our principal shareholder, may cause us to pursue certain macroeconomic and social objectives that may have a material adverse effect on us.

The Brazilian federal government, as our principal shareholder, has pursued, and may pursue in the future, certain of its macroeconomic and social objectives through us. Brazilian law requires the Brazilian federal government to own a majority of our voting stock, and so long as it does, the Brazilian federal government will have the power to elect a majority of the members of our board of directors and, through them, a majority of the executive officers who are responsible for our day-to-day management. As a result, we may engage in activities that give preference to the objectives of the Brazilian federal government rather than to our own economic and business objectives.

In particular, we continue to assist the Brazilian federal government to ensure that the supply and pricing of crude oil and oil products in Brazil meets Brazilian consumption requirements. Accordingly, we may make investments, incur costs and engage in sales on terms that may have an adverse effect on our results of operations and financial condition. Prior to January 2002, prices for crude oil and oil products were regulated by the Brazilian federal government, occasionally set below prices prevailing in the world oil markets. We cannot assure you that price controls will not be reinstated in Brazil.

We may not be able to obtain financing for some of our planned investments, and failure to do so could adversely affect our operating results and financial condition.

The Brazilian federal government maintains control over our investment budget and establishes limits on our investments and long-term debt. As a state-controlled entity, we must submit our proposed annual budgets to the Ministry of Planning, Budget and Management, the Ministry of Mines and Energy (MME), and the Brazilian Congress for approval. If our approved budget reduces our proposed investments and incurrence of new debt and we cannot obtain financing that does not require Brazilian federal government approval, we may not be able to make all the investments we envision, including those we have agreed to make to expand and develop our crude oil and natural gas fields. If we are unable to make these investments, our operating results and financial condition may be adversely affected.

Risks Relating to Brazil

The Brazilian federal government has historically exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business and may have a material adverse effect on us.

The Brazilian federal government’s economic policies may have important effects on Brazilian companies, including us, and on market conditions and prices of Brazilian securities. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian federal government’s response to these factors:

•	devaluations and other exchange rate movements;

•	inflation;

•	exchange control policies;

•	social instability;

•	price instability;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policy;

•	regulatory policy for the oil and gas industry, including pricing policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

We may specifically be affected by certain initiatives to increase taxation on our exploration and production activities. In June 2003, the State of Rio de Janeiro enacted a new tax law that imposed a Domestic State Tax (ICMS) on our exploration and production activities, including on import of oil and gas exploratory equipment. The State of Rio de Janeiro has never enforced this law, and its constitutionality is being challenged in the Brazilian Supreme Court (Supremo Tribunal Federal, or STF). In the event that the state government attempts to enforce this law and the courts uphold that enforcement, we estimate that the amount of ICMS that we would be required to pay to the State of Rio de Janeiro could increase approximately R$10.2 billion (U.S.$5.9 billion) per year.

In addition, the recent discovery of large petroleum and natural gas reserves in the pre-salt areas of the Campos and Santos basins prompted a proposal to change the existing Oil Law that resulted in the enactment of Law No. 12,276, relating to the transfer of rights and the capitalization of Petrobras, and the approval by the Brazilian Federal Senate of the new regulatory model for the oil and gas industry in Brazil. The new regulatory model is currently being considered by the Brazilian House of Representatives. The new legislation will then be implemented by the CNPE, the ANP and by other institutions in the Brazilian oil and gas sector. We cannot estimate when the new regulatory model may become effective, if ever.

Uncertainty over whether the Brazilian federal government will implement these or other changes in policy or regulations that may affect any of the factors mentioned above or other factors in the future may lead to economic uncertainty in Brazil and increase the volatility of the Brazilian securities market and securities issued abroad by Brazilian companies.

Presidential elections will be held in Brazil in October 2010. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy including the oil and gas sector and that consequently, affect our operations and financial performance. Any new president may have different policies regarding the oil and gas industry and regarding Petrobras in particular that may affect our operations over time.

Such changes in policies and regulations may have a material adverse effect on our results of operations and financial condition.

Inflation and government measures to curb inflation may contribute significantly to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and, consequently, may adversely affect the market value of our securities and financial condition.

Our principal market is Brazil, which has, in the past, periodically experienced extremely high rates of inflation. Inflation, along with governmental measures to combat inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation have been historically high in Brazil prior to 1995 and Brazil experienced hyperinflation in the past. As measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), Brazil had annual rates of inflation of 4.46% in 2007, 5.90% in 2008 and 4.31% in 2009. Considering the historically high rates of inflation, Brazil may experience higher levels of inflation in the future. The lower levels of inflation experienced since 1995 may not continue. Future governmental actions, including actions to adjust the value of the real, could trigger increases in inflation, which may adversely affect our financial condition.

Developments and the perception of risk in other countries, especially in the United States and in emerging market countries, may adversely affect the market price of Brazilian securities, including our shares and ADSs, and limit our ability to finance our operations.

The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including the United States and other Latin American and emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other countries or economic policies of other countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the market price of our shares and ADSs, and could limit our ability to finance our operations.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROLEO BRASILEIRO S.A. — PETROBRAS
Date: September 3, 2010	By:	/s/ Almir Guilherme Barbassa
Executive Officer